Exhibit 99.2

Operating and Financial Review and Prospects

The following discussion and analysis provide information that we believe to be relevant to an assessment and understanding of our results of operations, financial condition and prospects for the periods described and as of the date of this Operating and Financial Review and Prospects. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements, which are included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission, or SEC, on March 27, 2025, or the 2024 Annual Report, including the consolidated annual financial statements as of, and for the year ended, December 31, 2024, and the accompanying notes included therein, including the information under “Item 5. Operating and Financial Review and Prospects” in the 2024 Annual Report.

Forward Looking Statements

This Operating and Financial Review and Prospects contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Evogene. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “expected,”  “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe and/or refer to many of these risks in greater detail in Item 3.D under the heading “Risk Factors” in our 2024 Annual Report.

All forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the 2024 Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “Evogene,” “we,” “us,” “our,” “our company” and “the company” in this Operating and Financial Review and Prospects refer to Evogene Ltd. and its consolidated subsidiaries, consisting of Lavie Bio Ltd., or Lavie Bio, Ag Plenus Ltd., or AgPlenus, Biomica Ltd., or Biomica, Casterra Ag Ltd., or Casterra, Evogene Inc., and their consolidated subsidiaries, unless the context otherwise requires.

General

Evogene is a leading computational biology and chemistry company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost.

The main challenge in product development in the life science industry is finding the winning candidates out of a vast number of possible prospects that address a complex myriad of criteria to reach successful products. We believe that by utilizing an advanced computational biology and chemistry platform to identify the most promising candidates addressing multiple development challenges toward successful life-science products, we can increase the probability of success while reducing time and cost.

To achieve this mission, we have established three unique technological engines – MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners.

During 2025, Evogene has been focusing on the use of its ChemPass AI tech-engine for the AI-driven discovery and optimization of small molecules in the field of pharmaceuticals and agriculture.  As part of our new strategy, we are building a dedicated business development team in pharma. In addition, we are optimizing our agricultural offering around ChemPass AI through the integration of our subsidiary’s, AgPlenus, activity into Evogene, as part of which we plan to effect a 40% workforce reduction at AgPlenus and 30% workforce reduction at Evogene. This integration enhances ChemPass AI’s application in crop protection, unlocking deeper synergies and operational efficiency.

 That streamlining process is part of our overall cost reduction plan, most of which was completed by the end of the second quarter of 2025, the initial impact of which was partially reflected in our 2025 first-half results, and the full effect of which is expected to be realized in the second half of 2025.

The expected upcoming activities for our other subsidiaries are as follows:

•
Lavie Bio: Following the divestiture of the majority of its activities and assets in July 2025 (please see below under “Recent Developments”), our subsidiary, Lavie Bio, is now focused on maintaining a collaboration with its existing partner. Dividends are expected to be distributed by Lavie Bio to Evogene, its majority shareholder. No new initiatives are planned for Lavie Bio currently.

•
Biomica: Our subsidiary, Biomica, is advancing towards completion of its clinical trial for BMC128 and exploring potential partners to take the lead on its current development programs. No new initiatives are planned for Biomica currently.

•	Casterra – Our subsidiary, Casterra, has shown strong potential for generating revenue and has been expanding into new markets. We intend to support its continued development.

Recent Developments

Business Updates Concerning Evogene and its Subsidiaries

On April 21, 2025, we announced, and on July 8, 2025, we completed, the sale of most of the activity of Lavie Bio to Dead Sea Works Ltd., an affiliate of ICL Group Ltd., or ICL, for aggregate consideration of US$15.25 million. In addition, ICL acquired our MicroBoost AI Tech-Engine for the agriculture field for approximately $3.5 million. As part of that transaction, Lavie Bio redeemed the SAFE investment that had been made by an ICL affiliate.

On June 5, 2025, we announced that due to the unexpected medical condition of Dr. Elran Haber, Biomica’s Chief Executive Officer, Dr. Haber will cease acting as Biomica’s chief Executive Officer and Mr. Ofer Haviv, Evogene’s President and Chief Executive Officer, has replaced him. As part of a streamlining process, Biomica reduced staff and management overhead and is now focused on completing its clinical trial for BMC128, its immuno-oncology program (by early 2026) and pursuing potential partners to take the lead on its development programs.

On June 10, 2025 we announced the completion of our first-in-class foundation model for generative molecule design, developed in collaboration with Google Cloud. The new model addresses the challenge of identifying novel small molecules that meet multiple product criteria, an essential requirement for pharma and agriculture applications.

On August 12, 2025, we announced a collaboration with Tel Aviv University. We partnered with Professor Ehud Gazit, a world-renowned expert in biomolecular self-assembly, to discover small molecule therapeutics targeting metabolic diseases such as gout and PKU. This marks the beginning of a broader pharma ecosystem, leveraging ChemPass AI for next-generation drug discovery.

Reverse Share Split

After market close on July 24, 2024, we effected a reverse share split of our issued and outstanding ordinary shares, at a ratio of 1-for-10. As a result of the reverse share split, our shareholders were entitled to receive for every ten ordinary shares, par value 0.02 New Israeli Shekels, or NIS, per share, held by them, one ordinary share, par value NIS 0.20. Our ordinary shares began trading on a post-reverse split basis (i) on the Nasdaq Capital Market, at the open of the market on July 25, 2024, and (ii) on the Tel Aviv Stock Exchange, at the open of the market on July 28, 2024, in each case under our existing trading symbol “EVGN”.

The reverse share split was approved by our shareholders at our 2024 annual meeting of shareholders held on June 13, 2024, to be effected at our board of directors’ discretion within an approved range of ratios.

As a result of the implementation of the reverse share split, our registered share capital under our amended and restated articles of association, which were in effect at that time, which consists of NIS 3,000,000, was adjusted from being divided into 150,000,000 ordinary shares of NIS 0.02 par value each, to being divided into 15,000,000 ordinary shares of NIS 0.20 par value each. The reverse share split adjusted the number of issued and outstanding ordinary shares of our company from 50,796,416 ordinary shares to 5,100,438 ordinary shares at the time at which it was effected, after taking into consideration adjustments based on the treatment of fractional shares in the reverse share split.

The number of ordinary shares available for issuance under our equity incentive plans was adjusted by the same 1-for-10 ratio. In addition, a proportionate decrease to the number of ordinary shares issuable upon exercise, and a corresponding upwards adjustment to the per share exercise price, was made to all outstanding options entitling the holders to purchase ordinary shares. Similarly, a proportionate downwards adjustment was made to the number of ordinary shares issuable upon settlement of our outstanding Restricted Share Units, or RSUs.

All ordinary share amounts and weighted average selling prices on dates, or during periods of time, that preceded the effectiveness of the reverse share split (i.e., on or prior to July 24, 2024) included in this Operating and Financial Review and Prospects (including under “Liquidity and Capital Resources— At The Market (ATM) Offerings” below) have been retroactively adjusted to reflect the 1-for-10 reverse share split.

Results of Operations

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Preliminary Note Re: Lavie Bio and MicroBoost AI for Ag

The financial results for the six-month period ended June 30, 2025 of Lavie Bio and the MicroBoost AI for Ag operations, are presented as a single-line item in Evogene’s consolidated statements of profit and loss and in this Operating and Financial Review and Prospects under the caption – “Loss from discontinued operations, net”. This accounting treatment follows our announced intention, prior to, and as of, June 30, 2025, to sell the majority of Lavie Bio’s activities and the MicroBoost AI for Ag. As a result, all prior period amounts (specifically, for purposes hereof, for the six months ended June 30, 2024) were reclassified to conform to this presentation.

Revenues

Our total revenues for the six-month period ended June 30, 2025 were approximately $3.2 million compared to approximately $2.3 million in the six-month period ended June 30, 2024. This increase was primarily driven by higher revenues recognized by Casterra, attributed to seed sales in the first half of 2025, partially offset by a decrease in AgPlenus revenues.

Cost of Revenues

Cost of revenues for the six-month period ended June 30, 2025 was approximately $1.7 million, an increase compared to approximately $0.6 million for the six-month period ended June 30, 2024. The increase in cost of revenues is mainly due to the increased revenues in Casterra, as mentioned above.

Gross Profit

Gross profit for the six-month period ended June 30, 2025 was approximately $1.6 million and remained stable compared to approximately $1.6 million in the six-month period ended June 30, 2024, despite the increase in revenues, reflecting decreased gross margin.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses, net of non-refundable grants, decreased by approximately $ 1.7 million, or 26.2%, to approximately $4.8 million for the six-month period ended June 30, 2025, from approximately $6.5 million for the six-month period ended June 30, 2024. The decrease was primarily due to reduced expenses in Biomica and the cessation of Canonic Ltd.’s, or Canonic, operations at the beginning of 2024.

Sales and Marketing Expenses. Sales and marketing expenses decreased by approximately $0.3 million, or 27.3%, to approximately $0.8 million for the six-month period ended June 30, 2025, from approximately $1.1 million for the six-month period ended June 30, 2024. The decrease was mainly due to reductions in personnel-related costs for each of Evogene, AgPlenus and Biomica.

General and Administrative Expenses. General and administrative expenses decreased by approximately $0.6 million, or 20.7%, to approximately $2.3 million for the six-month period ended June 30, 2025, from approximately $2.9 million for the six-month period ended June 30, 2024. The decrease was mainly attributable to lower personnel costs of Evogene, a reduction in D&O insurance costs and lower non-cash compensation expenses of Casterra, Biomica, and AgPlenus.

Other Expenses (income). Other income of approximately $0.2 million was recorded in the first half of 2025 as part of the accounting treatment related to a sub-lease agreement. The decision to cease Canonic’s operations in the first half of 2024 resulted in other expenses of approximately $0.5 million during that period, primarily due to the impairment of fixed assets.

Financing Income and Expenses

Financing Income. Financing income increased by approximately $1.2 million, or 200%, to approximately $1.8 million for the six-month period ended June 30, 2025, compared to approximately $0.6 million for the six-month period ended June 30, 2024. The increase was mainly attributable to the accounting treatment of the revaluation of pre-funded warrants and warrants issued in our August 2024 registered direct offering, or the August 2024 Offering, and to the remeasurement of a convertible SAFE.

Financing Expenses. Financing expenses increased by approximately $0.9 million, or 450%, to approximately $1.1 million for the six-month period ended June 30, 2025, from approximately $0.2 million for the six-month period ended June 30, 2024. The increase was mainly attributable to the accounting treatment of the amortization of deferred expenses related to issuance of warrants in the August 2024 Offering.

Loss from discontinued operations, net. Loss from discontinued operations, net, increased by approximately $1.4 million, or 175%, to approximately $2.2 million for the six-month period ended June 30, 2025, compared to approximately $0.8 million for the six-month period ended June 30, 2024. The increase was mainly attributable to a decrease in revenues recorded by Lavie Bio for the six-month period ended June 30, 2025, compared to the six-month period ended June 30, 2024.

Taxes on Income

For the six-month periods ended June 30, 2025 and 2024, we recorded insignificant amounts for taxes on income.

Loss

The amount of our overall loss decreased by approximately $2.1 million, or 21.4%, to approximately $7.7 million for the six-month period ended June 30, 2025, from approximately $9.8 million for the six-month period ended June 30, 2024. The decrease in net loss was primarily due to decreased operating expenses and increased financing income, net, partially offset by increased loss from discontinued operations, net.

Liquidity and Capital Resources

Historical Funding of Our Business

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of June 30, 2025, we had cash and cash equivalents and short-term bank deposits of approximately $11.9 million and working capital of approximately $13.5 million, which is calculated by subtracting our current liabilities from our current assets. As of June 30, 2025, we had approximately $4.7 million of outstanding indebtedness related to government grants.

At The Market (ATM) Offerings

In recent periods, we have raised capital through “at-the-market”, or ATM, offerings, as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended.

Cantor ATM Offering

On January 14, 2021 and February 19, 2021, we entered into Controlled Equity OfferingSM Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which we offered and sold, from time to time, our ordinary shares, through the Agent in an ATM offering. During January 2024 we raised gross proceeds of approximately $3 thousand under the January Sales Agreement and/or February Sales Agreement, in the aggregate. In March 2024, we terminated the ATM offering with the Agent.

Lake Street ATM Offering

On March 1, 2024, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, rights, warrants and units having an aggregate offering price of up to $200 million.

On March 28, 2024 we entered into a Sales Agreement, or the March Sales Agreement, with Lake Street Capital Markets, LLC, or Lake Street, pursuant to which we may offer and sell, from time to time, our ordinary shares, through Lake Street in an ATM offering, for an aggregate offering amount of up to $7.3 million. On August 26, 2024, the maximum aggregate offering amount was reduced to up to $4.5 million. From April through June 2025, 1,913,650 ordinary shares were issued through the ATM offering under the March Sales Agreement, at an average selling price of $2.3071 per share, resulting in gross proceeds to us of approximately $4.4 million. This ATM offering was fully utilized, and effective as of September 4, 2025, the ATM offering with Lake Street was terminated.

Registered Direct Offering and Private Placement

On August 23, 2024, we entered into a definitive securities purchase agreement, or the August Securities Purchase Agreement, with an institutional investor, and on August 26, 2024, we completed the transactions under that agreement, pursuant to which we raised an aggregate of $5.5 million of gross proceeds. Under the August Securities Purchase Agreement, we issued and sold to the investor in a registered direct offering, (i) 265,000 ordinary shares, and (ii) pre-funded warrants to purchase up to 1,427,308 ordinary shares. The pre-funded warrants have an exercise price of $0.0001 per ordinary share, were immediately exercisable and may be exercised at any time until exercised in full. In a concurrent private placement under the August Securities Purchase Agreement, we also sold to the investor unregistered Series A ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series A Warrants, and unregistered Series B ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series B Warrants. Each ordinary share (or pre-funded warrant) was sold with one Series A Warrant to purchase one ordinary share and one Series B Warrant to purchase one ordinary share at a combined purchase price of $3.25. The Series A Warrants have an exercise price of $3.55 per share, were immediately exercisable upon issuance and will expire five years from issuance. The Series B Warrants have an exercise price of $3.55 per share, were immediately exercisable upon issuance and will expire eighteen months from issuance.

Current Outlook for Funding Our Business

We expect that our primary sources of liquidity for the remainder of 2025 will consist of:

•	proceeds from collaboration agreements;

•	revenues from the selling of castor seeds;

•	cash held in our bank accounts;

•	proceeds from government grants; and

•	proceeds from financing transactions.

We believe that our existing cash as of June 30, 2025, including amounts raised in April through June 2025 pursuant to the March Sales Agreement, will be sufficient to meet our projected cash requirements for at least the next 12 months. Our intention is to focus on creating exit events for some of our subsidiaries in the long term. An exit event is expected to inject funds to further support our activities based on our new strategy. We may not complete any such exit events or, if completed, they may not result in the funds we currently expect. We may also seek additional capital on our parent company level for strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Although we have sufficient cash, cash equivalents and short-term bank deposits that we believe will enable us to fund our operations during the next 12-month period at our current level of annual expenditures, our ability to fund our capital needs in the longer term depends on our ongoing ability to generate cash from existing and future collaborations, our revenues, and from our ability to raise additional funds. To the extent that existing cash, cash equivalents and short-term bank deposits are insufficient to fund our future activities, we may need to raise additional funding through debt or equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2024, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our 2024 Annual Report:

	Six Months Ended June 30,
	2025	2024
	(U.S. dollars, in thousands)
Net cash used in operating activities	$(7,483)	$(9,565)
Net cash used in investing activities	(3,434)	(1,152)
Net cash provided by (used in) financing activities	3,990	(518)
Exchange rate differences - cash and cash equivalents	25	(53)
Decrease in cash and cash equivalents	$(6,902)	$(11,288)

Cash Used in Operating Activities

Cash used in operating activities for the six-month period ended June 30, 2025 was approximately $7.5 million and primarily reflected our loss from continuing operations of approximately $5.4 million and net cash used in operating activities of discontinued operations of approximately $1.6 million. The cash used in operating activities was increased by the elimination of certain non-cash items that were taken into account in calculating, and that decreased our overall loss, including financing income of approximately $1.3 million related to remeasurement of pre-funded warrants and warrants, approximately $0.6 million of changes in asset and liability items, and financing income of approximately $0.3 million due to the remeasurement of a convertible SAFE. These upwards adjustments to cash used were partially offset by the elimination of certain non-cash items that were taken into account in calculating, and that increased our overall loss, including approximately $0.7 million of amortization of deferred expenses related to issuance of warrants, approximately $0.6 million of depreciation expenses, and approximately $0.5 million of share-based compensation expenses.

Cash used in operating activities for the six-month period ended June 30, 2024 was approximately $9.6 million and primarily reflected our loss from continuing operations of approximately $9.1 million and net cash used in operating activities of discontinued operations of approximately $0.7 million. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased our overall loss, including approximately $0.7 million of depreciation expenses, approximately $0.6 million of share-based compensation expenses and approximately $0.5 million of loss from the sale of property, plant and equipment. These downwards adjustments to cash used were offset by approximately $1.8 million of changes in asset and liability items, mainly due to an increase in other receivables and prepaid expenses, increase in inventories and a decrease in trade payables, employees and payroll accrual balances.

Cash Used in Investing Activities

Cash used in investing activities was approximately $3.4 million for the six-month period ended June 30, 2025. This primarily reflects approximately $3.3 million of cash used for investment in short-term bank deposits, net, and approximately $0.1 million of cash used for the purchase of property, plant and equipment.

Cash used in investing activities was approximately $1.2 million for the six-month period ended June 30, 2024. This primarily reflects approximately $1.0 million of cash used for investment in short-term bank deposits, net, and approximately $0.2 million of cash used for the purchase of property, plant and equipment.

Cash Provided by (Used in) Financing Activities

Cash provided by financing activities was approximately $4.0 million for the six-month period ended June 30, 2025, which was primarily attributable to approximately $4.3 million of cash proceeds from the issuance of our ordinary shares, net of issuance expenses, partially offset by approximately $0.3 million of cash used for the repayment of a lease liability.

Cash used in financing activities was approximately $0.5 million for the six-month period ended June 30, 2024, which was primarily attributable to approximately $0.5 million of cash used for the repayment of a lease liability and approximately $0.1 million of cash used for the repayment of government grants, partially offset by approximately $0.1 million of cash proceeds from the issuance of our ordinary shares, net of issuance expenses.

Government Grants

During the six months ended June 30, 2025, we received approximately $0.1 million of additional grants from the Israeli government, while we repaid  approximately $0.1 million in respect of refundable projects. For a discussion of our existing government grants related to our research and development efforts, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Government Grants” in our 2024 Annual Report.

Trend Information

Exchange rates

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. We are therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change in the exchange rate of foreign currencies against the U.S. dollar could increase or reduce our expenses and net loss and impact the comparability of results from period to period. For example, for the six-month period ended June 30, 2025, assuming a 10% devaluation of the U.S. dollar against the NIS, we would have experienced an increase in our net loss of approximately $0.9 million, while assuming a 10% appreciation of the U.S. dollar against the NIS, we would experience a decrease in our net loss of approximately $0.9 million.

The actual exchange rate of the U.S. dollar against the NIS shifted over the course of the six-month period ended June 30, 2025 with the U.S. dollar devaluing against the NIS  by 7.5% and the actual exchange rate of the U.S. dollar against the NIS shifted over the course of the six-month periods ended June 30, 2024 with the U.S. dollar appreciating against the NIS by 3.6%.

Other than as described immediately above or disclosed elsewhere in our 2024 Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events during our current fiscal year that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the financial information included in our 2024 Annual Report to be not necessarily indicative of our future operating results or financial condition.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects” in our 2024 Annual Report.